UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                             Pointer Telocation Ltd.
                             -----------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 3.00 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    M7946T104
                                    ---------
                                 (CUSIP Number)

                                 October 1, 2008
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M7946T104


1   Name of Reporting Person:  Eurocom Holdings (1979) Ltd.
    I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC Use Only

4   Citizenship or Place of Organization:   Israel

Number of        5   Sole Voting Power:       481,263 Ordinary Shares
Shares
Beneficially     6   Shared Voting Power:      -0- Ordinary Shares*
Owned by
Each             7   Sole Dispositive Power:   481,263 Ordinary Shares
Reporting
Person With      8   Shared Dispositive Power: -0- Ordinary Shares*

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                        481,263 Ordinary Shares*

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11  Percent of Class Represented by Amount in Row (9): 10.12%**

12  Type of Reporting Person (See Instructions):   CO


-----------------
* Eurocom Holdings (1979) Ltd., or Eurocom Holdings, is the record holder of 481,263 ordinary shares of the Issuer. Mr. Shaul Elovitch, chairman of the board of directors of Eurocom Holdings, holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Holdings.

  ** Based on 4,752,931 ordinary shares issued and outstanding as of July 17, 2008. Such number is based on 4,612,875 ordinary shares issued and outstanding on March 31, 2008, as reported by the Issuer in its Form 20-F for the year ended December 21, 2007, submitted to the Securities and Exchange Commission on April 8, 2008, plus an additional 140,056 ordinary shares issued by the Issuer in a private placement to DBSI Investments Ltd., or DBSI, on July 17, 2008, as reported on Schedule 13D/A filed by DBSI with the Securities and Exchange Commission on July 17, 2008.

CUSIP No.  M7946T104


1   Name of Reporting Person:  Shaul Elovitch
    I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC Use Only

4   Citizenship or Place of Organization:     Israel

Number of        5   Sole Voting Power:        481,263 Ordinary Shares
Shares
Beneficially     6   Shared Voting Power:      -0- Ordinary Shares*
Owned by
Each             7   Sole Dispositive Power:   481,263 Ordinary Shares
Reporting
Person With      8   Shared Dispositive Power: -0- Ordinary Shares*

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                        481,263 Ordinary Shares*

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11  Percent of Class Represented by Amount in Row (9):  10.12%**

12  Type of Reporting Person (See Instructions):     IN


-----------------
  * Eurocom Holdings is the record holder of 481,263 ordinary shares of the Issuer. Mr. Shaul Elovitch, chairman of the board of directors of Eurocom Holdings, holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Holdings.

  ** Based on 4,752,931 ordinary shares issued and outstanding as of July 17, 2008. Such number is based on 4,612,875 ordinary shares issued and outstanding on March 31, 2008, as reported by the Issuer in its Form 20-F for the year ended December 21, 2007, submitted to the Securities and Exchange Commission on April 8, 2008, plus an additional 140,056 ordinary shares issued by the Issuer in a private placement to DBSI on July 17, 2008, as reported on Schedule 13D/A filed by DBSI with the Securities and Exchange Commission on July 17, 2008.

   ITEM 1.

   (a)      Name of Issuer: Pointer Telocation Ltd.

   (b)      Address of Issuer's Principal Executive Offices:
            14 Hamelacha Street, Afek Industrial Park, Rosh Haayin 48091, Israel

   ITEM 2.

   (a)      Name of Persons Filing:   Eurocom Holdings (1979) Ltd.
                                      Shaul Elovitch

            I.R.S. Identification No. of above person (entities only): N/A

   (b)      Address of Principal Business Office or, if none, Residence:
            The address of each reporting person is 2 Dov Friedman Street, Ramat Gan, Israel 52141

   (c) Citizenship: The entity and person identified in 2(a) above is a company organized under the laws of, or a citizen of, the State of Israel.

   (d) Title of Class of Securities: Ordinary Shares, par value NIS 3.00 per share

   (e)      CUSIP Number: M7946T104

   ITEM 3.  Not applicable

   ITEM 4.  OWNERSHIP

   (a)-(c) The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of October 2, 2008:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                 SHARED
                                                                 SOLE POWER     POWER TO      SOLE POWER TO     SHARED POWER
                                         AMOUNT                  TO VOTE OR    VOTE OR TO     DISPOSE OR TO   TO DISPOSE OR TO
                                      BENEFICIALLY    PERCENT      DIRECT        DIRECT        DIRECT THE        DIRECT THE
          REPORTING PERSON               OWNED:     OF CLASS*:    THE VOTE:     THE VOTE:    DISPOSITION OF:  DISPOSITION OF:
          ----------------               ------     ----------    ---------     ---------    ---------------  ---------------
-------------------------------------------------------------------------------------------------------------------------------
Eurocom Holdings (1979) Ltd.           481,263**      10.12%       481,263          0            481,263             0
-------------------------------------------------------------------------------------------------------------------------------
Shaul Elovitch                         481,263**      10.12%       481,263          0            481,263             0
-------------------------------------------------------------------------------------------------------------------------------

-----------------
* Based on 4,752,931 ordinary shares issued and outstanding as of July 17, 2008. Such number is based on 4,612,875 ordinary shares issued and outstanding on March 31, 2008, as reported by the Issuer in its Form 20-F for the year ended December 21, 2007, submitted to the Securities and Exchange Commission on April 8, 2008, plus an additional 140,056 ordinary shares issued by the Issuer in a private placement to DBSI on July 17, 2008, as reported on Schedule 13D/A filed by DBSI with the Securities and Exchange Commission on July 17, 2008.

** Eurocom Holdings is the record holder of 429,428 ordinary shares of the Issuer. Mr. Shaul Elovitch, chairman of the board of directors of Eurocom Holdings, holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Holdings.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.  CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  October 7, 2008



                                            Eurocom Holdings (1979) Ltd.

                                            /s/ Shaul Elovitch
                                            ------------------
                                            Shaul Elovitch
                                            Chairman of the Board of Directors




                                            /s/ Shaul Elovitch
                                            Shaul Elovitch